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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270, 17f-2]

1.	Investment Company Act File Number:	Date examination completed:
	811-58433	August 31, 2008
2.	State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	Puerto Rico
Other (specify)
3.	Exact name of investment company as specified in registration statement:
Marshall Funds, Inc.
4.	Address of principal executive office (number, street, city, state, zip code):
111 East Kilbourn Avenue, Milwaukee, WI 53202

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC’s Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company's securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. Section 3507. Responses to this collection of information will not be kept confidential.

[Marshall Funds Letterhead]

Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940

We, as members of management of Marshall Funds, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of August 31, 2008, and from August 1, 2008 through August 31, 2008.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2008, and from August 1, 2008 through August 31, 2008, with respect to securities reflected in the investment account of the Company.

Marshall Funds, Inc.

By:	/s/ Timothy M. Bonin
Timothy M. Bonin
(Name of Company Official)

Treasurer
(Title)

October 24, 2008
(Date)

[PricewaterhouseCoopers LLP Letterhead]

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Marshall Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Marshall Large-Cap Value Fund, Marshall Large-Cap Growth Fund, Marshall Mid-Cap Value Fund, Marshall Mid-Cap Growth Fund, Marshall Small-Cap Growth Fund, Marshall Aggregate Bond Fund, Marshall Government Income Fund, Marshall Intermediate Bond Fund, Marshall Intermediate Tax-Free Fund, Marshall Short-Term Income Fund, Marshall Government Money Market Fund, Marshall Prime Money Market Fund and Marshall Tax-Free Money Market Fund (each a series of Marshall Funds, Inc., hereafter referred to as the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 31, 2008. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2008, and with respect to agreement of security purchases and sales, for the period from July 31, 2008 (the date of our last examination), through August 31, 2008:

Count and inspection of all securities located in the possession of M&I Trust (the "Custodian") in Milwaukee, Wisconsin without prior notice to management;

Confirmation of all securities held in the Custodian's name with Federal Reserve Bank, The Depository Trust Company and Bank of New York (the "Depositories") in book entry form;

Reconciliation of all such securities confirmed by the Depositories, owned by the Funds, to the books and records of the Custodian;

Reconciliation of all of the Funds' security holdings as reported on the Funds' accounting records to the books and records of the Custodian;

For a sample of securities owned by the Funds, obtained the Custodian's reconciliation of its aggregate position in the securities to the Funds' position;

  For securities held by the Funds, but on loan as of August 31, 2008, confirmed the Custodian's positions with M&I Global Securities Lending, the Funds' securities lending agent.   In addition, we confirmed the related collateral with The Depository Trust Company or inspected the collateral located in the vault of the Custodian ;

  Confirmation of all the Funds' repurchase agreements with the respective counterparty and agreement of the underlying collateral with Custodian records, confirmation of the Funds' unsettled purchase and sales with the respective broker or liquidated trades where no response was received from the broker, confirmation of exchange traded derivatives with the respective broker; and

Agreement of five of the Funds' security purchases and five of the Funds' security sales or maturities since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2008 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
October 24, 2008